Exhibit 99.2

Disclaimer

United States of America

The Offeror is a Portuguese company. The Offer is regulated by Portuguese law. Information distributed in connection with the proposed Offer is subject to Portuguese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with IFRS that may not be comparable to the financial statements or financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Offer, since the Offeror is located in Portugal and all of its officers and directors are residents of Portugal. You may not be able to sue the Offeror or its officers or directors in a Portuguese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the Offeror and its affiliates to subject themselves to a U.S. court’s judgment. The Offeror filed a translation into English of a Portuguese language prospectus approved by the Portuguese Securities Commission under form CB of the United States Securities and Exchange Commission.

Other jurisdictions

The securities being exchanged under the Offer have not been and will not be registered under the applicable securities laws of any state or jurisdiction of Australia, Canada, Japan or South Africa, and subject to certain exceptions, may not be offered or sold within Australia, Canada, Japan or South Africa or to or for the benefit of any national, resident or citizen of Australia, Canada, Japan or South Africa. This document is not for distribution in or into Canada, Australia, Japan or South Africa. Any failure to comply with the above restrictions may constitute a violation of applicable securities law. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

ENGLISH TRANSLATION OF THE LAUNCH ANNOUNCEMENT DATED JULY 3, 2015 IN THE PORTUGUESE LANGUAGE, FOR INFORMATION PURPOSES ONLY. IN CASE OF DISCREPANCY WITH THE LAUNCH ANNOUNCEMENT IN THE PORTUGUESE LANGUAGE, THE PORTUGUESE VERSION SHALL PREVAIL.

SEMAPA - SOCIEDADE DE INVESTIMENTO E GESTÃO, SGPS, S.A.

a Listed Company

Registered Office: Av. Fontes Pereira de Melo, 14 - 10º, 1050-121 Lisbon
Sole Registration and Taxpayer No. with the C.R.O. of Lisbon: 502 593 130
Fully Subscribed and Paid-Up Share Capital: €106.510.000

LAUNCH ANNOUNCEMENT FOR THE GENERAL AND VOLUNTARY TAKEOVER OFFER FOR THE ACQUISITION, IN THE FORM OF AN EXCHANGE OFFER, OF THE WHOLE OF THE ORDINARY SHARES OF “SEMAPA — SOCIEDADE DE INVESTIMENTO E GESTÃO, SGPS, S.A.” THAT ARE NOT HELD BY THE OFFEROR OR BY PERSONS IN ANY OF THE CIRCUMSTANCES THEREWITH CONTEMPLATED IN ARTICLE 20(1) OF THE PORTUGUESE SECURITIES CODE, I.E. 48,461,924 SEMAPA SHARES FOR THE MAXIMUM CONSIDERATION OF 164,770,541 SHARES REPRESENTING THE SHARE CAPITAL OF “PORTUCEL, S.A.” HELD BY SEMAPA AND WITH CASH CONSIDERATION FOR EACH FRACTION OF A SHARE THAT THE ACCEPTING RECIPIENT WOULD BE ENTITLED TO WHEN THE EXCHANGE DOES NOT RESULT IN A WHOLE NUMBER OF PORTUCEL SHARES, IF APPLICABLE.

The Offeror hereby launches a general and voluntary takeover offer for the acquisition of Semapa Shares, in the form of an exchange for Portucel Shares (“Offer”), subject to the following main terms and conditions:

•                  Holders of Semapa Shares that accept the offer shall receive Portucel Shares as consideration

•                  The shareholder shall receive 3.40 Portucel Shares for each Semapa Share

•                  The Offer period will take place from 8:30 a.m. on July 6, 2015 until 3:00 p.m. on July 24, 2015

•                  Recipients that intend to accept the offer shall issue selling orders to the financial intermediaries with which their Semapa Shares are registered,

and whose further terms and conditions are referenced below.

This offer arises following the disclosure of the preliminary announcement on May 25, 2015 (“Preliminary Announcement”), pursuant to and for the purposes of article 183-A of the Portuguese Securities Code, and taking into account that the conditions to which the launch of the Offer was subject have since been met with the registration of the Offer by the Portuguese Securities Commission and the approval of the proposals presented by the shareholder Sodim SGPS, S.A. (“Sodim”) by the General Shareholders’ Meeting of Semapa — Sociedade de Investimento e Gestão, SGPS, S.A. on June 23, 2015 pertaining to:

(a)                              a reduction in the Offeror and Target Company’s share capital from the current amount of €106,510,000.00 up to the minimum amount of €58,048,076.00, by retiring treasury shares to be acquired for that purpose through this public exchange offer, pursuant to articles 85, 95 and 463 of the Portuguese Companies Code,

(b)                              the acquisition, pursuant to articles 319 and 321 of the Portuguese Companies Code, by Semapa of the treasury shares required to be able to perform the above capital reduction, delivering as consideration therefor shares representing Portucel’s share capital that Semapa already holds,

The terms and conditions of the Offer are as follows:

1.                                      The Offeror is Semapa — Sociedade de Investimento e Gestão, SGPS, S.A., a company whose registered office is in Portugal at Avenida Fontes Pereira de Melo, no. 14, 10.º, Lisbon, with a share capital of € 106,510,000.00.

2.                                      The target company under the Offer is Semapa — Sociedade de Investimento e Gestão, SGPS, S.A. itself, given that the Offer will be launched over shares issued thereby (in this context, the “Target Company”).

3.                                      The financial intermediary representing the Offeror and entrusted with assisting the Offer, pursuant and for the purposes set out in article 113(1)(b) of the Portuguese Securities Code, namely for rendering the services necessary for the preparation, launch and closing of the

Offer is Banco Português de Investimento, S.A. whose registered office is at Rua Tenente Valadim, no. 284, in Porto (“BPI”).

4.                                      The Offer is general and voluntary and encompasses the whole of the ordinary book-entry and nominative shares of the Target Company, with a nominal value of 1 Euro (one Euro) each, representing the share capital of the Target Company (“Semapa Shares”), that are not held by the Offeror itself or by entities in any of the circumstances contemplated in article 20(1) of the Portuguese Securities Code in respect thereto.

The scope of the Offer is 48,461,924 Semapa Shares, given that 5,530 Semapa Shares (as referenced in paragraph 8) are held by the Offeror and Target Company as treasury shares and 58,042,546 Semapa Shares (as referenced in paragraph 9) were held, as at the date of disclosure of the preliminary announcement of the Offer (i.e. May 25, 2015) and as at the date of the resolution of the Offeror’s General Meeting that approved the Offer (i.e. June 23, 2015) by entities then in the circumstances contemplated in article 20(1) of the Portuguese Securities Code in respect of the Offeror and Target Company.

The Semapa Shares are admitted to trading on the regulated market of Euronext Lisbon managed by Euronext Lisbon — Sociedade Gestora de Mercados Regulamentados, S.A..

5.                                      Only Semapa Shares that, on the date of issue of the respective selling orders and until the closing date of the Offer, are fully paid up and free of any charge, encumbrance or other limitation thereto or to their inherent rights, namely with regard to their property and/or corporate rights or to their transferability, can be accepted under the Offer.

6.                                      The acceptance of the Offer by its recipients is subject to compliance with the respective laws and regulations, including those of other jurisdictions, when the Offer recipients are subject thereto.

7.                                      According to the resolution passed by the General Meeting of the Offeror and Target Company’s Shareholders held on June 23, 2015, following a proposal therefor presented by Sodim, the Offer consideration is made up a maximum of 164,770,541 ordinary book-entry nominative shares with a nominal value of 1 Euro (one Euro) each that have already been issued and that represent 21.47% of the share capital of Portucel, S.A., a listed company governed by Portuguese law, with registered office at Peninsula de Mitrena, parish of Sado, Apartado 55, 2910-861, in Setúbal, whose fully subscribed and paid up share capital is €767,500,000.00 (“Portucel”), that are held by the Offeror and are fully paid up and free of any charge, encumbrance or other limitation thereto or to their inherent rights, namely with regard to their property and/or corporate rights or to their transferability (the “Portucel Shares”).

The Portucel Shares are admitted to trading on the regulated market of Euronext Lisbon managed by Euronext Lisbon — Sociedade Gestora de Mercados Regulamentados, S.A..

Each holder of Semapa Shares that accepts this Offer will receive 3.40 Portucel Shares for each Semapa Share, rounded down to the nearest whole number.

Taking into account the closing price for Portucel Shares of €4.069 per share on May 22, 2015, the last regulated market session prior to the date of disclosure of the Preliminary Announcement of the Offer, this consideration corresponds to a (rounded) overall price equivalent to €13,835 per Semapa Share.

In stipulating the exchange ratio between Semapa Shares and Portucel Shares, the relationship between the average weighted market price of those securities during the period prior to the date of disclosure of the Preliminary Announcement of the Offer on May 25, 2015 was taken into consideration and the exchange ratio offered is thereby:

•                  8.8% higher than the average ratio of the month preceding that date (3.12), i.e. in the period from April 23, 2015 up to and including May 22, 2015;

•                  12.2% higher than the average ratio of the 3 months preceding that date (3.03), i.e. in the period from February 22, 2015 up to and including May 22, 2015; and

•                  10.6 % higher than the average ratio of the 6 months preceding that date (3.07), i.e. in the period from November 24, 2014 up to and including May 22, 2015.

With the closing price of Portucel Shares (€4,069 per Share) from the last regulated market session prior to the date of disclosure of the Preliminary Announcement of the Offer (May 22, 2015) as the reference point, this consideration corresponds to a rounded overall price equivalent to €13,835 per Semapa Share, which represents a premium of:

•                  17.5% compared to the weighted average price of €11.772 per Semapa Share during the 180 days up to and including May 22, 2015 (i.e. from November 24, 2014 up to and including May 22, 2015);

•                  7.1% compared to the weighted average price of €12.913 per Semapa Share during the 90 days up to and including May 22, 2015 (from February 22, 2015 up to and including May 22, 2015);

•                  4.3% compared to the weighted average price of €13.260 per Semapa Share during the 30 days up to and including May 22, 2015 (from April 23, 2015 up to and including May 22, 2015); and

•                  0.7% compared to the closing price of Semapa Shares of €13.740 on May 22, 2015.

It should be noted that, with the abovementioned Semapa Share value as the reference point (€13.835), shareholder return, including dividends received (as measured by the “Total Shareholders Return”(1) indicator published by Bloomberg), amounted to:

•                  34% in the 3-month period up to and including May 22, 2015;

•                  50% in the 6-month period up to that date;

•                  43% in the year up to that date;

•                  113% in the 2-year period up to that date, that corresponds to an annualized gain of 46%;

•                  127% in the 5-year period prior up to that date, that corresponds to an annualized gain of 18%.

Where, by virtue of the application of the exchange ratio, the number of Semapa Shares to be disposed of by each Semapa shareholder does not correspond to a whole number of Portucel Shares, the consideration shall then be made up of the whole number of Portucel Shares to which that number of Semapa Shares amounts to plus a cash component, rounded to two decimal places, if applicable, corresponding to the fraction of the Portucel Share that exceeds the whole number of such shares that he/she would be entitled to, in the amount resulting from the valuation of the respective fraction at the value of the Portucel Share implicit in the established exchange ratio (€4.069).

Should (an) accepting recipient(s) with more than one securities account in which Semapa Shares are registered intend to group his/her/their overall interests in those shares, for the purposes of accepting the Offer, he/she/they shall request the appropriate information from his/her/their respective custodian financial intermediary(ies) regarding the necessary procedures and costs thereof.

8.                                      On this date, the Offeror and Target Company directly hold 5,530 shares representing their share capital and that have the nature of treasury shares.

9.                                      As far as the Offeror and Target Company are aware, as at the date of disclosure of the preliminary announcement of the Offer (i.e. May 25, 2015) and as at the date of the resolution

(1)  Total Shareholder Return includes i) gross capital gains and dividends and ii) is calculated using the Bloomberg functionality “CUMULATIVE_TOT_RETURN_GROSS_DVDS”.

of the Offeror’s General Meeting that approved the Offer (i.e. June 23, 2015), entities that were in any of the circumstances contemplated in article 20(1) of the Portuguese Securities Code in respect of the Offeror and the Target Company held the following amounts of Semapa Shares, which, in relation to the latest list of qualifying holdings published, also includes shares held by a then member of the Semapa Audit Board :

Entity	No. shares	% capital and voting rights	% voting rights not suspended
Sodim, SGPS, S.A.	15,252,726	14.320%	14.321%
Cimigest, SGPS, S.A.	3,185,019	2.990%	2.991%
Cimo - Gestão de Participações, SGPS, S.A.	16,199,031	15.209%	15.210%
Longapar, SGPS, S.A.	22,225,400	20.867%	20.868%
OEM - Organização de Empresas, SGPS, S.A.	535,000	0.502%	0.502%
Sociedade Agrícola da Quinta da Vialonga, S.A.	625,199	0.587%	0.587%
Duarte Nuno d’Orey da Cunha (Member of the Offeror’s Audit Board as at the date of disclosure of the Offer’s preliminary announcement and the date of the resolution of the Offeror’s General Meeting of June 23, 2015 that approved the Offer)	2,907	0.003%	0.003%
Mafalda Mendes de Almeida de Queiroz Pereira Sacadura Botte (Director of Sodim)	400	0.000%	0.000%
Lua Mónica Mendes de Almeida de Queiroz Pereira (Director of Sodim)	400	0.000%	0.000%
Undivided estate of Maria Rita C.M.A. de Queiroz Pereira	16,464	0.015%	0.015%
Sum:	58,042,546	54.495%	54.498%

10.                               The Offeror’s intention with this Offer is to execute the corporate resolution to acquire treasury shares passed by the Offeror and Target Company’s General Shareholders Meeting on June 23, 2015, specifically called for that purpose by its shareholder Sodim.

It is also the Offeror and Target Company’s intention to continue to pursue both its own businesses and those of companies in a controlling or group relationship with it, as until now without the decrease in volume of net assets inherent in the share capital reduction materially affecting the Offeror and Target Company’s economic and financial balance in the event the Offer is successful

In this regard, it is also worth noting that:

a)                           Sodim gave notice to the Offeror that it intends to exercise its squeeze-out right over Semapa shares set out in the referenced articles 194 et seq. of the Portuguese Securities Code should the respective conditions therefor be met and that equally enable the exercise of sell-out rights by the shareholders that have not accepted the offer and that corresponds to a minimum acceptance of 40.95% of Semapa Shares, corresponding to 43,615,732 shares from the 45.50% of the Semapa Shares targeted by the offer, which will only take place if, prior to Semapa’s share capital reduction, Semapa Shares representing 95.44% of the share capital thereof are among Semapa’s treasury shares and other Semapa Shares attributable to Sodim;

b)                           the Offeror has made no decision on whether it will initiate its delisting in the future following the Offer as set out in article 27(1)(b) or (c) of the Portuguese Securities Code, in the event the squeeze-out conditions set out in articles 194 et seq. of the Portuguese Securities Code have not been met, but the conditions required for the Offeror to initiate its delisting have.

The Offeror and the entities that are in any of the circumstances contemplated in article 20(1) of the Portuguese Securities Code in respect of the Offeror and that are entitled to initiate the Offeror’s delisting have already waived their respective right to initiate the Offeror’s delisting following the Offer under article 27(1)(a) of the Portuguese Securities Code.

11.                               The Offer Period will last from 8:30 a.m. on July 6, 2015 to 3:00 p.m. on July 24, 2015, and the respective acceptance orders may be received until the end of this period.

12.                               Offer recipients may accept the Offer during the Offer Period by issuing selling orders to the financial intermediaries with which their Semapa Shares are registered.

13.                               Offer recipients are entitled to revoke their acceptance by notice addressed to the financial intermediary that received it:

(i)                                  in general, up to five days prior to the end of the Offer Period, i.e. up to and including 3:00 p.m. on July 17, 2015;

(ii)                               in the event of a competing offer, until the last day of the acceptance period, i.e. until 3:00 p.m. on July 24, 2015;

(iii)                          in the event the Portuguese Securities Commission suspends the Offer, until the fifth day following the end of the suspension, with entitlement to reimbursement of any amounts delivered.

Financial intermediaries receiving orders under the Offer shall send information on the acceptances and revocations received to BPI on a daily basis and shall indicate the respective overall amount of securities, to fax number +351 22 207 5897.

14.                               Offer recipients shall bear all expenses pertaining to the sale of the Semapa Shares under the Offer, including brokerage fees and exchange trading fees, which shall be disclosed by the financial intermediaries at the time selling orders are received, as well as such taxes as may be applicable to the seller.

A price list of financial intermediation commissions is available for consultation on the Portuguese Securities Commission’s website at www.cmvm.pt.

15.                               The total amount of the consideration has been secured pursuant to articles 177(2) and 177(3) of the Portuguese Securities Code.

For this purpose, the Offeror has (i) blocked 164,770,541 Portucel Shares deposited with Banco Comercial Português, S.A., pursuant to article 178(1) of the Portuguese Securities Code and (ii) deposited with BPI, pursuant to article 177(2) of the Portuguese Securities Code, a total of €10,000 (ten thousand Euros) and has submitted proof thereof to the Portuguese Securities Commission.

16.                               The powers of the Offeror and Target Company’s Board of Directors will not be limited due to the Offer, pursuant to and for the purposes of article 182 of the Portuguese Securities Code. Furthermore, the Offeror and Target Company’s bylaws do not contain any restrictions on the transfer of Semapa Shares or the exercise of voting rights that shall be suspended due to the Offer.

17.                               In order for recipients to be aware of the circumstances on which the Offeror based its decision to launch the Offer, the Offeror stated in the Preliminary Announcement that it had assumed that, by the end of the Offer, there would be no substantial changes in the domestic and international financial markets and respective financial institutions not reflected in official scenarios disclosed by Eurozone authorities and that would have a material adverse effect on the Offer, over and above the risks inherent thereto, or on the securities targeted by it or that constitute the Offer consideration.

18.                               For the same purpose referred to in the preceding paragraph, the Offeror also stated in the Preliminary Announcement that it assumed no circumstance with a material effect on the consolidated assets and liabilities and economic and financial position of the Target Company or any company with which it is in a controlling or group relationship will have taken place up to the end of the Offer Period. Situations that can have such an effect include:

a)                           any event for which the Offeror is not liable that is likely to lead to an increase of the consideration offered; or

b)                           any fact for which the Offeror is not liable that is likely to affect the free transferability of the Portucel Shares it holds and that constitute the Offer consideration; or

c)                            the completion of the Offer triggering the acceleration of any obligation of the Target Company or of any company with which it is in a controlling or group relationship or granting a right to terminate or rescind any relevant agreement entered into by the Target Company or by companies with which it is in a controlling or group relationship.

19.                               The effectiveness of this Offer is not subject to any conditions, notwithstanding its revision or revocation according to the Portuguese Securities Code.

20.                               Pursuant to article 194 of the Portuguese Securities Code, if following the Offer any person attains or surpasses, directly or pursuant to article 20(1) of the Portuguese Securities Code, (i) 90% of the voting rights from the Offeror’s share capital until the Offer’s outcome is determined and (ii) 90% of the voting rights encompassed by the Offer, that person will have a squeeze-out right for the following three months as a result of which he/she can acquire the remaining shares subject to payment of an equitable cash consideration, calculated pursuant to article 188 of the Portuguese Securities Code.

Once the aforementioned conditions have been met, the holders of those remaining shares will have a corresponding sell-out right, pursuant to article 196 of the aforementioned diploma.

21.                               A hard copy of the Offer prospectus is available for consultation by interested parties at the Offeror’s (and Target Company’s) registered office and an electronic copy is available at www.cmvm.pt, www.portucelsoporcel.com and at www.semapa.pt.

22.                               The outcome of the Offer shall be determined and disclosed by Banco Português de Investimento, S.A..

23.                               Physical and financial settlement of the Offer is expected to take place on the second business day following the calculation of the outcome of the Offer, i.e. on July 30, 2015, under the terms of the Clearing and Settlement System.

Portucel Shares allocated to accepting recipients shall be credited to the book-entry securities accounts opened under their names with the legally authorized financial intermediary with which the Semapa Shares were registered. Likewise, the amount in cash, if any, will be credited to the account associated with the aforementioned securities account.

Accepting Offer recipients shall also be responsible for any commissions associated with custodial services for the Portucel Shares allocated as Offer consideration.

24.                               The Offer was subject to prior registration with the Portuguese Securities Commission under number 9208.

Lisbon, July 3, 2015

THE OFFEROR

Semapa — Sociedade de Investimento e Gestão, SGPS, S.A.

THE FINANCIAL INTERMEDIARY

Banco Português de Investimento, S.A.